Exhibit 99.1

New Pacific Metals Reports Results of its Pre-Feasibility Study of the Silver Sand Project Post-Tax US$740 NPV (5%), 37% IRR, 157 Million Ounces of Silver

VANCOUVER, BC, June 26, 2024 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE-A: NEWP) ("New Pacific" or the "Company") is pleased to report the results of its pre-feasibility study ("PFS") for the Silver Sand project (the "Project") in Potosi Department, Bolivia. The PFS is based on the Mineral Resource Estimate (the "MRE") for the Project, which was reported on November 28, 2022 and is reported in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101").

Highlights from the PFS are as follows (all figures in US Dollars):

•	Post-tax net present value ("NPV") (5%) of $740 million and internal rate of return ("IRR") of 37% at a base case price of $24.00/oz silver,
•	Post-Tax NPV (5%) of $638 million and IRR of 33% at the PEA[1] comparative price of $22.50/oz silver,
•	13-year mine life, excluding the 2-year pre-production period, producing approximately 157 million oz ("Moz") of silver,
•	Annual silver production exceeds 15 Moz in years one through three, with life of mine ("LOM") average annual silver production exceeding 12 Moz,
•	Initial capital costs of $358 million and a post-tax payback of 1.9 years (from the start of production) at $24.00/oz silver, and
•	Average LOM all-in sustaining cost ("AISC") of $10.69/oz silver.

"We are excited to share the results of the PFS for Silver Sand, a significant milestone for our Company. These strong results confirm that Silver Sand has the potential to become a high-grade, low-cost, pure silver producer, setting it apart as a rare and valuable asset in our industry. The next step along our journey will be reaching an agreement with local communities to secure surface rights for the project area. Furthermore, our team will continue to collaborate with local communities and authorities to ensure that the mineral wealth at Silver Sand benefits all Bolivians and stakeholders," stated Andrew Williams, CEO and President. "We are very pleased with the progress and look forward to the next phases of development."

______________________________________
[1] Silver Sand Deposit Preliminary Economic Assessment, effective date of November 30, 2022, available at www.newpacificmetals.com or SEDAR+, for further information see below

AMC Mining Consultants (Canada) Ltd. (mineral resource and reserves, mining, infrastructure and financial analysis) was contracted to conduct the PFS in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The taxation calculations were based on the guidance and expertise of Bolivian local experts engaged by the Company.

Economic Results and Sensitivities

Table 1 shows key assumptions and summarizes the projected production and economic results of the PFS. Tables 2 and 3 show sensitivities to silver prices and operating and capital costs.

Table 1: Silver Sand Project Open Pit Mining - Key Economic Assumptions and Results

Item	Unit	Value
Total Ore Mined	Kt	52,014
Open Pit Strip Ratio[1]	t:t	3.3:1
Annual Processing Rate	Ktpa	4,000
Average Silver Grade[2]	g/t	105
Silver Recovery[2]	%	90%
Silver Price	$/oz	24.00
Payable Silver Metal	Moz	157
Gross Revenue	$M	3,770
Total All-In Sustaining Cost[3]	$/oz	10.69
Initial Capital Costs	$M	358
Mine Life[4]	Yrs	13
Payback Period (post-tax)[5]	Yrs	1.9
Cumulative Net Cash Flow (pre-tax)	$M	1,733
Cumulative Net Cash Flow (post-tax)	$M	1,162
Post-tax NPV (5%)	$M	740
Post-tax IRR	%	37%
NPV (5%) to Initial Capex Ratio	$:$	2.1:1
1. LOM average strip ratio. Does not consider material mined during the pre-production period.
2. LOM average.
3. Includes operating costs, selling costs, royalties, sustaining capital costs, and closure costs. Calculated on a pre-tax basis.
4. Excludes pre-production period.
5. The payback period is measured from the beginning of production after construction is completed.

Table 2: Silver Sand Project Economic Sensitivity Analysis for Silver Prices - Post-Tax

	Silver Price Sensitivity
Silver Price (US$/oz)	$18.00	$21.00	$24.00 (Base Case)	$27.00	$30.00
Results (post-tax NPV $M / IRR)	329 / 22%	535 / 30%	740 / 37%	936 / 43%	1,124 / 48%
Note: Inputs for the base case (100%) are listed in Table 1. This table presents how the project's post-tax NPV and IRR are affected by varying the selling price of silver. For example, if the silver price increases by $3/oz (from $24.00 to $27.00/oz) while other Inputs remain as the "Base Case", then the NPV becomes $936 M and the IRR is 43%. NPV values are discounted at a rate of 5% per annum.

Table 3: Silver Sand Project Economic Sensitivity Analysis for Costs - Post-Tax

Cost Sensitivity
Sensitivity Items	-20%	-10%	100% (Base Case)	+10%	+20%
Mine Operating Cost (post-tax NPV $M / IRR)	784 / 38%	762 / 37%	740 / 37%	719 / 36%	697 / 36%
Process Operating Cost (post-tax NPV $M / IRR)	803 / 39%	773 / 38%	740 / 37%	708 / 36%	676 / 35%
Life-of-Mine CAPEX (post-tax NPV $M / IRR)	797 / 46%	770 / 41%	740 / 37%	711 / 33%	682 / 30%
Note: Inputs for the base case (100%) are listed in Table 1.Table 3 lists sensitivity analysis for three "Input" variables. For example, if LOM CAPEX increases by 20% (+20%), while silver price, mine operating cost, and process operating cost remain the same as the "Base Case" input, the NPV becomes $682 M and IRR is 30%. NPV values are discounted at a rate of 5% per annum.

Capital and Operating Costs

The Project, as outlined in the PFS, is an open-pit mining operation with mining anticipated to be completed by a contract mining company. The open-pit mine is anticipated to provide ore to a mineral processing plant, producing silver doré on site.

Silver Sand has several advantages that we anticipate will benefit capital and operating costs:

•	The mine is expected to be operated by a contractor with current operations in Bolivia. This will eliminate procurement of a mining fleet by the Company and sustaining capital for fleet replacement,
•	The mine is expected to be connected to the national electricity grid to provide low-cost power to the processing plant and other on-site infrastructure, and
•	The site can be accessed via government highways and high-quality local roads. The access road is currently being upgraded and widened by the government.

Costs used in the PFS were estimated based on quotes from multiple contractors, and vendors, as well as internal cost databases from the Company's consultants and indications from local firms.

A summary of capital costs is shown in Table 4. The majority of initial capital costs are related to constructing the mineral processing plant, followed by mine pre-production and development costs, and site infrastructure. Mine pre-production and development costs are primarily composed of waste mining and construction of the tailings storage facility ("TSF") embankment. In comparison to the PEA published on January 9, 2023, the $50 million increase in initial capital costs is primarily due to:

•	Reallocating 10Mt of waste material, that was mined in the production phase of the PEA, to the pre-production phase, as further engineering revealed the need for additional material for the TSF embankment (approximately $30 million), and
•	A larger silver leach circuit to extend the leach time, based on the results of the PFS metallurgical test work and further engineering (approximately $20 million).

Table 4: Total Capital Cost Estimate

Item[1]	Cost ($M)
Mine pre-production and development costs	76
Processing plant	207
TSF[2] and site infrastructure	54
Owner's cost	21
Initial capital	358
Life of mine sustaining capital[3]	85

1.	Includes direct, indirect, and contingency costs.
2.	Tailings capital includes initial earthworks, liners/membranes, and a water management facility. The cost of transporting and placement of material to build the tailings embankment is included in mine pre-production and development costs. Ongoing tailings embankment costs are included in mine operating costs and sustaining capital.
3.	Sustaining capital costs include expansion of the TSF, refurbishment and replacement of processing equipment, and mine closure.

A summary of operating costs is presented in Table 5.

Table 5: Total Operating Cost Estimate

Item[1]	Cost ($/t milled)
Mining cost[2]	9.28
Processing & tailings cost	13.71
General and Administration cost	1.65
Total operating cost	24.63
1.	Totals may not add up exactly due to rounding.
2.	Mining costs includes a credit for 3.8 Mt of ore mined during the pre-production phase and is based on a mining cost $2.34/t mined.

Mining

It is anticipated that the deposit will be mined using a conventional open pit approach. This entails drilling and blasting, with loading by hydraulic excavators and haulage by off-highway rear dump haul trucks. Ore is expected to be hauled to a crusher or to run-of-mine (ROM) stockpiles. Waste is anticipated to be hauled to external and in-pit waste rock dumps. Open-pit mining is anticipated to commence in Year 2, with 28.0 million tonnes of pre-production mining occurring over a two-year pre-production period. Peak open-pit production is expected to be 18.0 Mt of total material mined in Year 8. A total of 52.0 Mt of ore is anticipated to be mined from open pit operations over the life of mine.

Processing & Metallurgy

Three additional metallurgical programs, building on earlier test work, were completed during 2022 and 2023 and focused on cyanidation and tank leaching. They included bottle roll tests, column leach tests and gravity concentration, in addition to further grindability and sample characterization. The selected PFS flowsheet consists of comminution by crushing, followed by semi-autogenous and ball milling, tank leaching with cyanidation over 72 hours, counter current decantation ("CCD") and zinc precipitation (Merrill Crowe). Zinc precipitate from Merrill Crowe will be treated for copper removal, and then smelted to produce silver doré.

Thickened tailings from the CCD circuit are anticipated to be filtered with pressure filters before being conveyed to the nearby TSF. Upon mine closure, it is anticipated that the TSF will be capped with rock and reclaimed topsoil to provide a secure facility.

Process water is expected to be sourced from the water reservoir adjacent to the process plant and from recycled water from the TSF, supplemented by site runoff as required. A site-wide water balance model has been developed to maximize water recycling over the life of mine.

Mineral Resource Estimate

The MRE, which used conceptual open pit mining constraints for reporting purposes, was previously reported in a news release dated November 28, 2022. The Mineral Resource, stated at a 30 g/t silver cut-off grade, is shown in Table 6.

Table 6: Mineral Resource as of October 31, 2022

	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Measured	14.9	131	62.6
Indicated	39.4	110	139.2
Measured & Indicated	54.3	116	201.8
Inferred	4.6	88	13.0
Notes:

• CIM Definition Standards (2014) were used for reporting the Mineral Resources.

• The qualified person (as defined in NI 43-101) is Dinara Nussipakynova, P.Geo. of BBA, formerly employed with AMC Consultants (Canada) Ltd. ("AMC Consultants).

• Mineral Resources are constrained by optimized pit shells at a metal price of US$22.50/oz Ag, recovery of 91% Ag and cut-off grade of 30 g/t Ag.

• Drilling results up to July 25 2022.

• The numbers may not compute exactly due to rounding.

• Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Source: AMC Mining Consultants (Canada) Ltd.

Mineral Reserve Estimate
The open pit Mineral Reserves are reported within an optimized pit design. The Mineral Reserves represent the economically mineable part of the Measured and Indicated Mineral Resource and are presented in Table 7 below.

Table 7: Mineral Reserve estimate as of June 19, 2024

	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Proven	15.1	121	58.8
Probable	36.9	98	116.6
Proven & Probable	52.0	105	175.4
Notes:

• CIM Definition Standards (2014) were used for reporting the Mineral Reserves.

• The qualified person is Wayne Rogers, P.Eng. of AMC Consultants

• Cut-off grade of 27 g/t Ag for material inside the administrative mining contract ("AMC"), and 29 g/t Ag outside the AMC limit based on operating costs of 16.71 US$/t of ore, 91% Ag metallurgical recovery, 0.50 US$/oz Ag treatment and selling costs, 6% royalty within AMC, 12% royalty outside AMC, and 99.00% payable silver

• Ag price assumed is US$23.00 per oz.

• Mineral Reserves include dilution and mining recovery.

• Mineral Reserves are converted from Mineral Resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.

• The totals may not sum due to rounding.

• Probable Mineral Reserves are based on Indicated Mineral Resources only

• Proven Mineral Reserves are based on Measured Mineral Resources only.

• Ag metal (Moz) represents contained metal.

Source: AMC Mining Consultants (Canada) Ltd.

Permitting
The Company continues to progress with community engagement efforts with those individuals located within the Project's area of influence. To finalize the Environmental Impact Assessment Study ("EEIA") for submission to Bolivia's Ministry of Environment and Water, as disclosed in the Company's news release dated January 31, 2024, the Company must obtain surface rights for the Project through long-term land lease agreements, finalize a resettlement and compensation plan for impacted community members and implement measures to safeguard cultural and historical heritage. Discussions are ongoing with local communities to reach these agreements.

Progress towards these agreements has been disrupted by a minority group of artisanal and small-scale miners ("ASMs") operating illegally within our mineral rights whose activities do not align with the development objectives of the Project. Through its extensive community engagement efforts, the Company believes that the interests of this minority group of ASMs do not align with those of the broader communities. These communities have formally acknowledged the Company's mining rights and they have indicated that they expect the cessation of these ASM activities.

The Company has taken steps to address the presence of these ASMs, including the commencement of formal legal proceedings in December 2023. These legal proceedings are led by one of the leading law firms in Bolivia. In addition, on May 7, 2024, the Company successfully obtained an execution order (the "Order") from the Mining Jurisdictional Administrative Authority (the "AJAM") for the reinstatement of its mining rights and is working closely with government authorities to enforce the Order. As efforts to resolve the presence of this minority group of ASMs have intensified over the past several months, our site access for certain activities has been temporarily limited, as expected.

The Company remains optimistic about achieving a favorable resolution, bolstered by community and governmental support to uphold our mining rights and drive positive development outcomes for the Project, benefiting local communities, the Plurinational State of Bolivia, and the Company's shareholders over the next two decades, and beyond, pending positive exploration success. Regarding the extent of the impact of the illegal ASM activities on the Project's Mineral Resources, the Company believes the mineralized material extracted is not significant.

Mining Production Contract
The Company continues to engage with the Bolivia state mining corporation, Corporación Minera de Bolivia ("COMIBOL"), to obtain the ratification and approval of the signed Mining Production Contract (the "MPC") at the Project by the Plurinational Legislative Assembly of Bolivia. As noted in the Company's January 31, 2024 news release, the Company acknowledges the significant role of Mining Cooperatives ("CoOps") in the region's economic and political landscape in areas of the Project that do not encroach on our mineral rights.

The Company is committed to ensuring that the proposed Project delivers shared benefits, including access to milling capacity, technology, infrastructure, capital, and underutilized mining areas. Establishing a framework for coexistence with CoOps in non-encroaching areas of Silver Sand is crucial for securing the necessary support for the ratification and approval of the signed MPC. In light of this, over the past several months the Company has extensively engaged with the relevant CoOps, their affiliate groups, and COMIBOL.

Qualified Persons
The qualified persons for the PFS are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd, Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist formerly with AMC Consultants who estimated the Mineral Resource. All such qualified persons have reviewed the technical content of this news release for the deposit at the Project and have approved its dissemination.

Further details supporting the PFS will be available in an NI 43-101 Technical Report which will be posted under the Company's profile at sedarplus.com within 45 days of this news release.

This news release has been reviewed and approved by Alex Zhang, P.Geo., Vice President of Exploration of New Pacific Metals Corp. who is the designated qualified person for the Company.

Conference Call and Webcast Details
The Company will host a conference call and presentation webcast at 8:00 am Pacific Time / 11:00 am Eastern Time on Wednesday, June 26th, 2024 to provide further information. Participants are advised to dial in five minutes prior to the scheduled start time of the call. A presentation will be made available on the Company's website prior to the webcast. Webcast details:

Date:       Wednesday, June 26th, 2024, 8:00 am Pacific Time / 11:00 am Eastern Time
Toll-free:  Canada/USA 1-844-763-8274
                International 1-647-484-8814
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=gYWmvNR5

About New Pacific Metals
New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Silver Sand project has the potential to be developed into one of the world's largest silver mines. The Company is also rapidly advancing its Carangas project towards a Preliminary Economic Assessment. For the Silverstrike project, the Company completed a discovery drill program in 2022.

On behalf of New Pacific Metals Corp.
Andrew Williams
Director and CEO

For Further Information
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 223
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the PEA prepared in accordance with NI 43-101 titled "Technical Report - Silver Sand Deposit Preliminary Economic Assessment" dated February 16, 2023 and with an effective date of November 30, 2022 and prepared by certain qualified persons associated with AMC Consultants are preliminary in nature and are intended to provide an initial assessment of the Project's economic potential and development options of the Project. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and Inferred Mineral Resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. AMC Consultants (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons for the PEA for the purposes of NI 43-101 are Mr. John Morton Shannon, P.Geo, General Manager and Principal Geologist at AMC Consultants, Mr. Wayne Rogers, P.Eng, and Mr. Mo Molavi, P.Eng, both Principal Mining Engineers with AMC Consultants, Mr. Andrew Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC, in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist formerly with AMC Consultants, who estimated the Mineral Resources (collectively, the "Technical Report Authors"). All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on November 28, 2022. The effective date of the MRE is October 31, 2022. The cut-off applied for reporting the pit-constrained Mineral Resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding: the results of the PEA; the results of the PFS, including, but not limited to, the anticipated post-tax NPV and IRR at the Project, the anticipated annual payable metal production at the Project, the anticipated capital costs at the Project, the anticipated pre-tax all-in sustaining cost at the Project and the anticipated capital and operating costs at the Project; expectations regarding the Project, including, but not limited to, the anticipation that the Project will be an open-pit mining operation, the anticipation that mining at the Project will be completed by a contract mining company, the anticipation that there will be a mineral processing plant producing silver doré on site at the Project, the anticipation that the mine at the Project will be connected to the national electricity grid, the anticipation that ore will be hauled to a crusher or to ROM stockpiles, the anticipation that waste will be hauled to external and in-pit waste rock dumps, the anticipation that 28.0 million tonnes of pre-production mining will occur over a two-year pre-production period, the anticipation that mining will commence in Year 2, the anticipation that peak open-pit production will be 18.0 Mt of total material mined in Year 8, the anticipation that 52.0 Mt of ore will be mined from open pit operations over the life of mine, the anticipation that thickened tailings from the CCD circuit will be filtered with pressure filters before being conveyed to the nearby waste storage (waste rock and tailings) facility, the anticipation that a waste storage facility will be built up using mine waste, the anticipation that, upon mine closure, the tailings disposal area will be capped with mine rock, the anticipation that process water will be primarily sourced from dammed water reservoir adjacent to the process plant and recycled water from the dry stack tailings supplemented by runoff from the waste storage facility, plant site and open pits, the expectation of broader communities that ASM activities will cease, the anticipation that the Company will achieve a favorable resolution with respect to ASM activities, the anticipation of positive development outcomes for the Project, benefiting local communities, the Plurinational State of Bolivia, and the Company's shareholders over the next two decades, and beyond, pending positive exploration success, the anticipation of signing a coexistence agreement with CoOps and the anticipation of obtaining the ratification and approval of the signed MPC; estimates regarding Mineral Reserves and Mineral Resources; anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PFS; and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crises (such as a resurgence of the COVID-19 novel coronavirus); fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2023 (the "AIF"). This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: :global economic and social impact of public health crises on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the MPC with the COMIBOL, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of Mineral Reserves and Mineral Resources, may not be comparable to similar information disclosed by United States companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the AIF, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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CNW 07:00e 26-JUN-24